Exhibit 99.1

First Phosphate Announces Uplisting of American Depositary Receipt (ADR) to Nasdaq Global Market Under Ticker Symbol PHOS

Saguenay, Quebec – August 10, 2026 – First Phosphate Corp. (“First Phosphate” or the “Company”) (Nasdaq: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is pleased to announce that its American Depositary Receipts (“ADRs”) will be uplisted to Nasdaq Global Market as a Level 2 ADR under ticker symbol “PHOS” (CUSIP: 33611D301; ISIN: US33611D3017) effective at the opening of trading on August 10, 2026.

The First Phosphate ADR ratio remains set to ten (10) First Phosphate common shares for each (1) First Phosphate ADR.

Effective August 10, 2026, First Phosphate level 1 ADRs will be delisted from the OTCQX market and will be automatically converted to First Phosphate level 2 ADRs readily tradeable on the Nasdaq Stock Exchange under ticker symbol “PHOS”.

The First Phosphate Level 2 ADR under Nasdaq ticker symbol “PHOS” remains complimentary to all other Company listings on all other stock exchanges and does not affect the Company’s currently listed common shares on the OTCQX under symbol “FRSPF”, on the CSE under symbol “PHOS” and on the FSE under symbol “KD0”.

Participants may continue to convert First Phosphate common shares into ADRs at no cost until December 31, 2026 through The Bank of New York Mellon (“BNY”) which is currently the depositary bank for the First Phosphate ADR program.

BNY facilitates the issuance and cancellation of First Phosphate ADRs in accordance with instructions received from market participants. The First Phosphate ADR program operates in accordance with a deposit agreement, filed with the United States Securities and Exchange Commission (“SEC”) and available through https://www.sec.gov/Archives/edgar/data/2108542/000101915526000028/0001019155-26-000028-index.htm. The First Phosphate common shares underlying the First Phosphate ADRs are held in custody by BNY. Investors can convert First Phosphate common shares into First Phosphate ADRs by instructing their broker or custodian to deliver the common shares through CDS to BNY’s safekeeping account at CIBC Mellon. For questions about issuances and cancellations of ADRs, please contact canadadrconversions@bny.com.

The First Phosphate Level 2 ADR program does not constitute a new offering of securities and, therefore, no additional shares are being issued nor is any capital being raised in connection with the uplist of the First Phosphate ADR to the Nasdaq Stock Exchange. Moreover, nothing herein shall be deemed to constitute an offer to sell or a solicitation of an offer to buy securities.

ADRs are negotiable U.S. securities that represent a non-U.S. company’s equity. ADRs trade freely in global markets and facilitate cross-border trading. Additional information is available through BNY Depositary Receipts website: www.adrbny.com.

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About First Phosphate Corp.

First Phosphate (Nasdaq: PHOS) (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security. First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay–Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

Media & Investor Contact:

Bennett Kurtz

Chief Financial Officer

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: the transition of ADR securities from OTC to Nasdaq and the listing of the ADRs on Nasdaq.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P2O5; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third-party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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